

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2011

Mr. Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane, Suite 517
Carson City, Nevada 89706

> **Re:** **Tactical Air Defense Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 333-79405**

Dear Mr. Korybut:

We issued comments to you on the above captioned filings on December 22, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 25, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 25, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jonathan Groff, Staff Attorney, at (202) 551-3268 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

CC: Brad M. Bingham, Esq.
        Via facsimile: (760) 804-8845